Exhibit 99.1

Draganfly to Present at Centurion One Capital 8th Annual Growth Conference

Saskatoon, SK – February 25, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning leader in drone solutions and systems development, is pleased to announce that its CEO, Cameron Chell, will be presenting at the Centurion One Capital 8th Annual Growth Conference, taking place at the Four Seasons Hotel in Toronto from March 3 to March 6, 2025.

Cameron Chell is scheduled to present on Thursday, March 6, 2025, at 3:45 PM ET. In addition to the presentation, he will be attending investor meetings and participating in discussions focused on the evolving landscape of drone technology and its impact on various industries.

“We are excited to share Draganfly’s latest advancements and strategic vision at the Centurion One Capital Growth Conference,” said Cameron Chell, CEO of Draganfly. “With the increasing adoption of drone technology across emergency response, agriculture, and logistics, we look forward to discussing how Draganfly continues to drive innovation and expand our impact globally.”

Centurion One Capital 8th Annual Growth Conference

Format: Presentations, Panel Discussions, and 1 X 1 Investor Meeting

Presentation Date: Thursday, March 6th, 2025

Time: 8:00 AM EDT – 5:00 PM EDT

Venue: Four Seasons Hotel

For more information and registration details, please visit: www.centuriononecapital.com/news-events.

About Centurion One Capital

Centurion One Capital (“Centurion One”) is the premier independent Investment Banking firm dedicated to fueling the growth and success of growth companies in North America. With an unwavering commitment to delivering comprehensive financial solutions and strategic guidance, Centurion One is a trusted strategic partner and catalyst to propel issuers to unlock their full potential.

Our team comprises seasoned professionals who combine extensive financial expertise with deep knowledge of various sectors. We take a proactive and results-driven approach, working closely with our clients to develop tailored strategies and execute transactions that maximize value and drive long-term success.

Centurion One - Empowering Growth. Driving Innovation. Partnering for Success. For more information about Centurion One, visit www.centuriononecapital.com

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO) is a leading developer of drone solutions, software, and AI systems dedicated to revolutionizing industries such as public safety, agriculture, defense, and critical infrastructure. With over two decades of experience, Draganfly’s cutting-edge technology and commitment to innovation continue to shape the future of unmanned aerial systems worldwide.

Learn more about Draganfly at www.draganfly.com.

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com